Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Earnings:
Income from continuing operations	$83,306		$94,320		$221,910		$127,213		$138,942

Equity in earnings and gains (losses) on equity transactions of equity investments	—		—		(119,423)		(26,115)		(45,443)
Fixed charges	180,193		171,459		165,903		143,663		118,212
Distributions from equity investments	—		—		5,387		22,646		24,572
Capitalized interest	—		(489)		(335)		—		—
Adjusted Earnings	$263,499		$265,290		$273,442		$267,407		$236,283

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$180,193		$170,970		$165,568		$143,663		$118,212
Capitalized interest	—		489		335		—		—
Total Fixed Charges	$180,193		$171,459		$165,903		$143,663		$118,212

Ratio of Earnings to Fixed Charges	1.5	x	1.5	x	1.6	x	1.9	x	2.0	x